ENTOURAGE MINING LTD.

Management’s Discussion and Analysis

(Form 51-102F1)

May 31, 2004

Overview

Shareholders realized their wishes to have Entourage listed as a fully reporting public company on February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF. Management wishes to thank the shareholders for their patience while the listing process unfolded.

Entourage Mining Ltd. (“Entourage” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., domiciled in Reno, Nevada. This subsidiary will be used to acquire additional exploration properties in the United States of America.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have entered into an option agreement to acquire a 60% interest in the Finlayson Properties consisting of 2,626 unsurveyed quartz claims and intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the property, and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

Background and Agreements

In March 2003, we entered into an agreement with the YK Group to acquire YK Group’s interest in an option agreement dated November 13, 2002, entered into between the YK Group and Expatriate Resources Ltd. Upon the payment of $60,000 and delivery of 6,000,000 common restricted shares of our common stock, the YK Group assigned its interest to us in the November 13, 2002 option agreement. On April 26, 2003, our shareholders approved the agreement and as of May 17, 2003 we became obligated to perform the YK Group’s obligations under the terms of the November 13, 2002 option agreement.

By assuming YK Group’s obligations under the option agreement and subject to the performance of the terms and conditions of the option agreement, we may acquire a 60% interest in and to the Finlayson Properties. The Finlayson Properties contain two thousand six hundred twenty-six (2626) un-surveyed mining claims in the Watson Lake Mining District and the Whitehorse Mining District, in the Yukon Territory.

Under the terms of the option agreement between the YK Group and Expatriate Resources, we are obligated to pay to Expatriate, CDN$90,000 in cash and the expend CDN$500,000 on the properties. Payment of the cash is as follows:

On November 13, 2002 (Paid)	$10,000
On or before November 1, 2003 (Paid)	$10,000
On or before November 1, 2004	$10,000
On or before November 1, 2005	$15,000
On or before November 1, 2006	$15,000
On or before November 1, 2007	$30,000

Aggregate expenditure on the properties is as follows:

On or before November 1, 2003 (Completed)	$100,000
On or before November 1, 2004 (Completed)	$150,000
On or before November 1, 2005 (Completed)	$200,000
On or before November 1, 2006	$250,000
On or before November 1, 2007	$500,000

Upon payment of the foregoing, we will be assigned a 60% interest in and to the Finlayson properties.

Time being the essence of agreement, if the payments or expenditures do not occur at the precise time set forth therein, the agreement will be terminated.

In 2003, we retained the services of Aurora Geosciences Ltd. to analyze proprietary data gathered from the claims and acquired from Expatriate Resources, as well as analyze other public domain data from the area. We are presently in the exploration stage and we cannot guarantee that a commercially viable mineral deposit or reserve exists on the properties until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. On March 21, 2003, Aurora Geosciences Ltd. prepared a National Policy 43-101, “technical report” on the Finlayson Lake properties. The Company’s 2003 and 2004 exploration programs are based on recommendations of the “technical report”.

Aurora Geosciences Ltd. has been engaged in mining exploration for the past 19 years. Michael A. Power is a registered professional engineer and geoscientist in the Province of British Columbia and a professional geophysicist with the Northwest Territories Association of Professional Engineers. Mr. Power holds a Bachelor of Science degree with honors in geology and a Masters of Science degree from the University of Alberta. Scott Casselman is a member of the Association of Professional Engineers and geoscientists of British Columbia. Mr. Casselman holds a Bachelor of Science degree in geology from Carleton University in Ottawa. Messrs. Powers and Casselman are National Policy 43-101 “qualified persons”. A qualified person is an engineer or geoscientist with at least 5 years experience, who has experience relevant to the mineral project and to the technical report, and who belongs to a "professional association" as defined in the National Instrument. The Association of Professional Engineers

and Geoscientists of British Columbia qualifies as a "professional association" under the National Instrument.

Aurora Geosciences Ltd. was paid $5,283.80 to review and make recommendations on the Finlayson Properties regarding emerald potential and for further exploration work. Our claims comprise a total of 135,000 acres or 54,600 hectares. In order to retain the claims past the expiry date, the claimholder must either pay $100 on or before the expiry date or perform work thereon.

Property Location and Access

The properties are located in a northwesterly trending belt approximately 220 km in length by 35 km in width centered at latitude 61 degrees 31 minutes North, longitude 131 degrees 08 minutes West in southeastern Yukon Territory. The Finlayson Properties are located in the northern Pelly Mountains of the Yukon Plateau. The project area is 260 km east-northeast of Whitehorse and 180 km northwest of Watson Lake by air. The community of Ross River is located at the northwest end of the area.

Access to the Finlayson Properties is via helicopter from the Finlayson Lake airstrip. The Robert Campbell Highway, an all weather, chip sealed or gravel road, transects the Finlayson Properties project area. A number of the claim groups listed, including the Assist, Box, Breakaway, Bug, Puck, Goal Net, Ice, League, Red Line, Replay and Skate, are within 20 kilometers of the Robert Campbell Highway. The highway connects with the Alaska Highway at Watson Lake, approximately 170 kilometers to the southeast, and the Klondike Highway at Carmacks, approximately 320 kilometers to the northwest. The town of Ross River is located 120 kilometers to the northwest and, 34 kilometers further to the northwest is the town of Faro. The center of the properties holdings is about 230 air kilometers northeast of Whitehorse. An all-weather privately owned access road extends from the Robert Campbell Highway to the Kudz Ze Kayah Deposit in the center of the southern half of the project area. Private gravel airstrips are located immediately south of Wolverine Lake and near the Kudz Ze Kayah Deposit. There are several lakes in the area that are large enough to accommodate float planes up to a DHC-6 (Twin Otter). Helicopter charter services are available in Ross River and Watson Lake. Fixed wing charter is available from Watson Lake and Whitehorse.

The area is covered by glacial - fluvial deposits at elevations below 1,700 meters and contains rocky outcropping and talus at higher elevations. Outcropping is sparse except along ridge crests, in north-facing cirques, and along actively eroding creek cuts. The League, Red Line and Puck claims are on the northern flank of the Pelly Mountains in undulating terrain at elevations ranging from 1,100 to 1,700 meters. The Goal Net claim is located in the Pelly Mountains proper with elevations ranging from 1,500 to 2,350 meters. The League, Red Line and Puck claims drain to the north via the Big Campbell, Wolverine and several smaller, unnamed creeks. The Goal Net Property is at the height of land and drains south via the North River and northeast via Money Creek. North Lakes at an elevation of 1,500 meters and Wolverine Lake at an elevation of 1,150 meters are the only significant bodies of water in the area.

The tree line occurs at approximately 1,400 meters throughout the area and tree cover below this elevation consists of sparse black spruce, willow and alder. Tree cover is locally thick near Wolverine Lake and at lower elevations along the creeks. At higher elevations, alders and dwarf willow give way to grass on south-facing slopes. Discontinuous permafrost occurs throughout the project area is extensive on north facing slopes.

In September 2003, we contracted the services of Amerlin Explorations Inc. and Carl Verley, P. Eng. and a member of the YK Group, to prospect the properties. The prospecting work was shortened by inclement weather and the program was completed after seventeen days. Several beryl anomalies were confirmed during the program and a follow-up program is planned.

2004 Exploration Program

We are prospecting for emeralds. Our target is mineralized material. Our success depends upon finding mineralized material. Mineralized material is a mineralized body that has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals or gemstones to justify removal.

We will continue the prospecting program that was initiated in September 2003 provided we are able to raise sufficient capital. The program will include sampling and trenching of known beryl anomalies identified in the 2003 program and from historical data that was provided by Expatriate Resources. We expect to commence our activities by late June 2004 and we estimate the cost of the program to be $500,000. We do not intend to hire additional employees at this time. Unaffiliated independent contractors that we will hire will conduct all of the work on the properties. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

We may not have enough money to complete the exploration of our properties. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans. We must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

We do not intend to interest other companies in the properties if we find mineralized materials. We intend to try to develop the reserves ourselves. We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success. That is because we have a piece of raw land and we intend to look for mineralized material.

Prospecting methods will essentially be visual inspection of the ground where anomalous beryllium analysis in soils have been determined from previous soil sampling work by conducted on behalf of Expatriate Resources by Archer Cathro and Associates. The visual inspection process will rely on Entourage’s prospecting team’s expertise in recognizing beryl and the associated rock formations within which beryl may occur, such as quartz tourmaline veins. Beryl and thus emerald does not have any easily utilizable geophysical properties that can be adapted to the search for emerald. However the geochemistry of beryllium and associated elements can be effectively utilized to outline where there is a high probability for locating beryllium minerals, among which beryl and emerald could be present. Because beryllium soil anomalies having the same intensity as those found on ground where emeralds were originally discovered in the Finlayson Lake area, it is believed that there is a high probability for finding mineralized material in the anomalous areas on Entourage’s optioned ground. The prospecting work will include further geochemical sampling of selected areas. In additional, rock sampling of beryl/emerald material located during the course of prospecting will be taken and representative samples of emerald will be sent out to qualified gemologists for evaluation.

The 2004 field program will be approximately 6-8 weeks in duration, weather permitting. Work will consist of trenching and excavator sampling of emerald showings located during the first phase. In addition, a planned 1000meter diamond drill program is anticipated. The object of this work is to collect large samples of emerald mineralization for gemological evaluation and to test the continuity of emerald-bearing zones.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL RESULTS

The following discussion and analysis of the financial results of operations and the Company’s financial position should be read in conjunction with the financial statements and related notes.

Results

The Company’s loss (as well as operating expenses) for the three months ended March 31, 2004 (‘interim 2004’) totalled $37,719 or $0.01 per share compared to $24,747 or $0.01 per share for the three months ended March 31, 2003 (‘interim 2003’). This was mainly because during interim 2004, office and sundry expenses were $14,433 as compared to $1,765 during interim 2003. This increase in expenses was mainly because the Company was much more active during the interim 2004, as compared to totally being inactive during interim 2003. Also, during interim 2004 the consulting expenses were $4,000 and exploration costs were $3,625. There were no consulting and exploration costs during interim 2003. These increased expenses during the interim 2004 were partially offset by the reduced professional fees (including the accounting and legal fees), which was $15,036 during interim 2004 compared to $22,982 during interim 2003.

Liquidity and Cash Resources

On March 31, 2004, the Company had $12,173 in cash compared to having no cash on March 31, 2003. On March 31, 2004 the Company had a negative working capital position of $239,583 as compared to a negative working capital position of $230,498 on March 31, 2003.

Financing activities

During interim 2004 the Company raised $219,450 through a private placement of 997,500 shares at a price of $0.22 per share. No private placement or any other financing activity was done during interim 2003.

Investing activities

During interim 2004, the Company spent $3,625 in exploration activities on its Yukon property. However, as per US GAAP, these expenses have not been capitalised and have been expensed instead. During interim 2003, the Company did not incur any exploration costs at all.

Outlook

This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our project and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won’t know that information until we advance the exploration of our properties. We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

Industry Trends

Unlike the Diamond Industry, there is no Central Selling Organization to control the marketing of emeralds. Emeralds are found in troubled areas in various locations worldwide. The finest stones come from Colombia, where they are mined from the calcite veining bituminous limestone at Muzo, Coscuez, and Somondoco; these deposits were discovered in the late 1500s. Recent discoveries in Yukon, Canada and North Carolina, United States have the potential to change the emerald marketing business.

Overall the recent up trend in the price of gold has been of benefit to exploration mining companies.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy
President and Director
May 31, 2004